Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Nextel Communications, Inc. on Form S-8 of our report dated March 10, 2004 (which expresses an unqualified opinion on the consolidated financial statements and financial statement schedules I & II of Nextel Communications, Inc. and includes an explanatory paragraph relating to Emerging Issues Task Force Issue (EITF) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 133 Accounting for Derivative and Hedging Activities” as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”), appearing in the Annual Report on Form 10-K of Nextel Communications, Inc. for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
June 1, 2004